PAGE 1 OF 10
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                    MFB CORP.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   55272D 10 6
                                 (CUSIP Number)

----------------------------------------------------------- ------------------
                                                             Copy to:
Charles J. Viater                                       Claudia V. Swhier, Esq.
4100 Edison Lakes Parkway, Suite 300                     Barnes & Thornburg LLP
P.O. Box 528                                            11 S. Meridian Street
Mishawaka, Indiana 46546                             Indianapolis, Indiana 46204
 (574) 274-4200                                            (317) 231-7231

-----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "Affiliated" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  Page 3 of 10
------------------------------------------------

CUSIP No. 55272D 10 6
------------------------------------------------

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1 NAME OF REPORTING PERSON              Charles J. Viater
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

----------------------- -------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)

                                                                            (b)

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-----------------------

3 SEC USE ONLY

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-----------------------

4 SOURCE OF FUNDS   N/A

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-----------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------
-----------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION        United States

-----------------------
-----------------------

7 SOLE VOTING POWER 189,970 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH
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--------

8 SHARED VOTING POWER        0

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--------

9 SOLE DISPOSITIVE POWER     189,970

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--------

10 SHARED DISPOSITIVE POWER                    0

-----------------------
-----------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,970 (includes options to acquire 135,000 shares)

-----------------------
-----------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-----------------------
-----------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  12.8%

-----------------------
-----------------------

14 TYPE OF REPORTING PERSON                  IN
-----------------------

Item 1.   Security and Issuer.

         This Schedule 13D is being filed to amend the statements previously filed by Charles J. Viater on Schedule 13G.

            The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of MFB Corp. (the "Issuer"), an Indiana corporation having its principal office at 4100 Edison Lakes Parkway, Suite 300, Mishawaka, Indiana 46546.

Item 2.   Identity and Background.

(a) This statement is filed by Charles J. Viater.

(b) The business address of the Reporting Person is 4100 Edison Lakes Parkway, Suite 300, Mishawaka, Indiana 46546.

(c) Mr. Viater is the President and Chief Executive Officer of the Issuer and the Issuer's wholly owned subsidiary, MFB Financial, a federal savings bank. The address of the Issuer and MFB Financial is the same as that set forth in Item 2(b) above.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         No funds or other consideration were paid in connection with the acquisition of beneficial ownership of shares disclosed in this statement. See
Item 4.

Item 4.   Purpose of Transaction.

         On September 29, 2005, the Issuer granted to Mr. Viater stock options to purchase 33,000 shares of Common Stock. The options were granted under the Issuer's 1997 Stock Option Plan and 2002 Stock Option Plan. The options became exercisable on the date of grant at the exercise price of $25.50 per share and expire on September 30, 2015. Except for the acquisition of shares if options held by the Reporting Person are exercised, the Reporting Person does not have any plans or proposals that relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this statement, Mr. Viater beneficially owns 189,970 shares of the Issuer's Common Stock, which includes rights to acquire 33,000 shares upon the exercise of the options granted on September 29, 2005 and to acquire 102,000 shares under options previously granted, representing a 12.8% interest in the Issuer.

(b) The Reporting Person has or will have the sole power to vote and dispose of the shares of the Issuer's Common Stock that he beneficially owns.

(c) The Reporting Person has not acquired beneficial ownership of any shares of the Issuer's Common Stock within 60 days of the date of this Schedule 13D, other than the options disclosed in Item 4 and Item 5 and 69.992 shares that the Reporting Person purchased in an open market transaction on August 17, 2005, for $28.20 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares of the Issuer's Common Stock other than the option agreements evidencing the grant of the options disclosed in Item 4 and Item 5, copies of which are attached to this Statement as Exhibits 1 and 2, and the agreements relating to options previously granted to the Reporting Person.

Item 7.   Material to be Filed as Exhibits.

     Exhibit No.                                                Description
1 Non-Qualified Stock Option Agreement under MFB Corp. 2002 Stock Option Plan, dated September 29, 2005

2 Non-Qualified Stock Option Agreement under MFB Corp. 1997 Stock Option Plan, dated September 29, 2005

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005   /S/ Charles J Viater
                          -----------------------------------------------------
                                                     Charles J. Viater
795910_1.DOC

                                  EXHIBIT INDEX

Exhibit No.  Description                                                Location
    1   Non-Qualified Stock Option Agreement under MFB Corp. 2002 Stock Attached
                       Option Plan, dated September 29, 2005

    2   Non-Qualified Stock Option Agreement under MFB Corp. 1997 Stock Attached
                       Option Plan dated September 29, 2005

                                    EXHIBIT 1

                                OPTION AGREEMENT

                                                             September 29, 2005

                      NON-QUALIFIED STOCK OPTION AGREEMENT
                     UNDER MFB CORP. 2002 STOCK OPTION PLAN

Charles J. Viater:

You are hereby granted the option to purchase a total of 9,000 shares of the Common Stock, without par value ("Common Stock"), of MFB Corp. ("MFB") over the next ten years pursuant to MFB's 1997 Stock Option Plan (the "Plan"), on the following terms and conditions:

1. The purchase price of the shares of Common Stock subject to this option is $25.50 per share. You must pay this purchase price in cash at the time this option is exercised; provided, however that, with the approval of MFB's Stock Compensation Committee (the "Committee"), you may exercise your option by tendering to MFB whole shares of MFB's Common Stock owned by you, or any combination of whole shares of MFB's Common Stock owned by you and cash, having a fair market value equal to the cash exercise price of the shares with respect to which the option is exercised by you. For this purpose, any shares so tendered shall be deemed to have a fair market value equal to the mean between the highest and lowest quoted selling prices for the shares on the date of exercise of the option (or if there were no sales on such date the weighted average of the means between the highest and lowest quoted selling prices on the nearest date before and the nearest date after the date of exercise of the option), as reported in The Wall Street Journal or a similar publication selected by the Committee. To exercise this option, you must send written notice to the MFB's Secretary at the address noted in Section 12 hereof. Such notice shall state the number of shares in respect of which the option is being exercised, shall identify the option exercised as an incentive stock option, and shall be signed by the person or persons so exercising the option. Such notice shall be accompanied by payment of the full cash option price for such shares or, if the Committee has authorized the use of the stock swap feature provided for above, such notice shall be followed as soon as practicable by the delivery of the option price for such shares. Certificates evidencing shares of Common Stock will not be delivered to you until payment has been made. Under certain circumstances, the Plan permits you to deliver a notice to your broker to deliver the cash to MFB upon the receipt of such cash from the sale of MFB Common Stock. Contact the Secretary of MFB for further information about this procedure if you are interested in it.

2. The term of this option (the "Option Term") shall be for a period of ten years from the date of this letter, subject to earlier termination as provided in paragraphs 3 and 4 hereof. This option may be exercised at any time, or from time to time, in whole or in part, until the Option Term expires, but in no case may fewer than 100 such shares be purchased at any one time, except to purchase a residue of fewer than 100 shares.

 3. If you cease to be an employee of MFB or any of its subsidiaries for any reason other than retirement, permanent and total disability, or death, this option shall forthwith terminate. If your employment by MFB or any of its subsidiaries is terminated by reason of retirement (which means such termination of employment as shall entitle you to early or normal retirement benefits under any then existing pension plan of MFB or one of its subsidiaries), you may exercise this option in whole or in part within three years after such retirement, whether or not the option was otherwise exercisable at the date of such retirement, but not later than the date upon which this option would otherwise expire; provided, however, that if you are a director or a director emeritus of MFB at the time of your retirement, you may exercise this option in whole or in part until the later of (a) three years after your date of retirement or (b) six months after your service as a director and/or director emeritus terminates, but not later than the date upon which this option would otherwise expire. If you cease to be an employee of MFB or any of its subsidiaries because of your permanent and total disability, you may exercise this option in whole or in part at any time within one year after such termination of employment by reason of such disability, but not later than the date upon which this option would otherwise expire.

4. If you die while employed by MFB or any of its subsidiaries, within three years after the termination of your employment because of retirement (or, if later, six months following your termination of service as a director or director emeritus of MFB), or within one year after the termination of your employment because of permanent and total disability, this option may be exercised in whole or in part by your executor, administrator, or estate beneficiaries at any time within one (1) year after the date of your death but not later than the date upon which this option would otherwise expire.

5. This option is nontransferable otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. It may be exercised only by you or your guardian, if any, or, if you die, by your executor, administrator, or beneficiaries of your estate who are entitled to your option.

 6. All rights to exercise this option will expire, in any event, ten years from the date of this letter.

7. Certificates evidencing shares issued upon exercise of this option may bear a legend setting forth among other things such restrictions on the disposition or transfer of the shares of MFB as MFB may deem consistent with applicable federal and state laws.

8. Nothing in this option shall restrict the right of MFB or its subsidiaries to terminate your employment at any time with or without cause.

9. This option is subject to all the terms, provisions and conditions of the Plan, which is incorporated herein by reference, and to such regulations as may from time to time be adopted by the Committee. A copy of the Plan has been furnished to you and an additional copy may be obtained from MFB. In the event of any conflict between the provisions of the Plan and the provisions of this letter, the terms, conditions and provisions of the Plan shall control, and this letter shall be deemed to be modified accordingly.

10. You agree to advise MFB immediately upon any sale or transfer of any shares of Common Stock received upon exercise of this option to the extent such sale or transfer takes place prior to the later of (a) two years from the date of grant or (b) one year from the date of exercise of this option.

11. All notices by you to MFB and your exercise of the option herein granted, shall be addressed to MFB Corp., 121 South Church Street, Post Office Box 528, Mishawaka, Indiana 46546, Attention: Secretary, or such other address as MFB may, from time to time, specify.

12. This option may not be exercised until MFB has been advised by counsel that all other applicable legal requirements have been met.

                                            Very truly yours,

                                            MFB CORP.

                 By: _/s/ Terry L Clark________________________________
                  Terry L. Clark, Vice President and Controller

Accepted on the date above written:
/s/ Charles J Viater
-----------------------------
Charles J. Viater

                                    EXHIBIT 2

                                OPTION AGREEMENT

                               September 29, 2005

                      NON-QUALIFIED STOCK OPTION AGREEMENT
                     UNDER MFB CORP. 2002 STOCK OPTION PLAN

Charles J. Viater:

You are hereby granted the option to purchase a total of 9,000 shares of the Common Stock, without par value ("Common Stock"), of MFB Corp. ("MFB") over the next ten years pursuant to MFB's 1997 Stock Option Plan (the "Plan"), on the following terms and conditions:

1. The purchase price of the shares of Common Stock subject to this option is $25.50 per share. You must pay this purchase price in cash at the time this option is exercised; provided, however that, with the approval of MFB's Stock Compensation Committee (the "Committee"), you may exercise your option by tendering to MFB whole shares of MFB's Common Stock owned by you, or any combination of whole shares of MFB's Common Stock owned by you and cash, having a fair market value equal to the cash exercise price of the shares with respect to which the option is exercised by you. For this purpose, any shares so tendered shall be deemed to have a fair market value equal to the mean between the highest and lowest quoted selling prices for the shares on the date of exercise of the option (or if there were no sales on such date the weighted average of the means between the highest and lowest quoted selling prices on the nearest date before and the nearest date after the date of exercise of the option), as reported in The Wall Street Journal or a similar publication selected by the Committee. To exercise this option, you must send written notice to the MFB's Secretary at the address noted in Section 12 hereof. Such notice shall state the number of shares in respect of which the option is being exercised, shall identify the option exercised as an incentive stock option, and shall be signed by the person or persons so exercising the option. Such notice shall be accompanied by payment of the full cash option price for such shares or, if the Committee has authorized the use of the stock swap feature provided for above, such notice shall be followed as soon as practicable by the delivery of the option price for such shares. Certificates evidencing shares of Common Stock will not be delivered to you until payment has been made. Under certain circumstances, the Plan permits you to deliver a notice to your broker to deliver the cash to MFB upon the receipt of such cash from the sale of MFB Common Stock. Contact the Secretary of MFB for further information about this procedure if you are interested in it.

2. The term of this option (the "Option Term") shall be for a period of ten years from the date of this letter, subject to earlier termination as provided in paragraphs 3 and 4 hereof. This option may be exercised at any time, or from time to time, in whole or in part, until the Option Term expires, but in no case may fewer than 100 such shares be purchased at any one time, except to purchase a residue of fewer than 100 shares.

 3. If you cease to be an employee of MFB or any of its subsidiaries for any reason other than retirement, permanent and total disability, or death, this option shall forthwith terminate. If your employment by MFB or any of its subsidiaries is terminated by reason of retirement (which means such termination of employment as shall entitle you to early or normal retirement benefits under any then existing pension plan of MFB or one of its subsidiaries), you may exercise this option in whole or in part within three years after such retirement, whether or not the option was otherwise exercisable at the date of such retirement, but not later than the date upon which this option would otherwise expire; provided, however, that if you are a director or a director emeritus of MFB at the time of your retirement, you may exercise this option in whole or in part until the later of (a) three years after your date of retirement or (b) six months after your service as a director and/or director emeritus terminates, but not later than the date upon which this option would otherwise expire. If you cease to be an employee of MFB or any of its subsidiaries because of your permanent and total disability, you may exercise this option in whole or in part at any time within one year after such termination of employment by reason of such disability, but not later than the date upon which this option would otherwise expire.

4. If you die while employed by MFB or any of its subsidiaries, within three years after the termination of your employment because of retirement (or, if later, six months following your termination of service as a director or director emeritus of MFB), or within one year after the termination of your employment because of permanent and total disability, this option may be exercised in whole or in part by your executor, administrator, or estate beneficiaries at any time within one (1) year after the date of your death but not later than the date upon which this option would otherwise expire.

5. This option is nontransferable otherwise than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. It may be exercised only by you or your guardian, if any, or, if you die, by your executor, administrator, or beneficiaries of your estate who are entitled to your option.

 6. All rights to exercise this option will expire, in any event, ten years from the date of this letter.

7. Certificates evidencing shares issued upon exercise of this option may bear a legend setting forth among other things such restrictions on the disposition or transfer of the shares of MFB as MFB may deem consistent with applicable federal and state laws.

8. Nothing in this option shall restrict the right of MFB or its subsidiaries to terminate your employment at any time with or without cause.

9. This option is subject to all the terms, provisions and conditions of the Plan, which is incorporated herein by reference, and to such regulations as may from time to time be adopted by the Committee. A copy of the Plan has been furnished to you and an additional copy may be obtained from MFB. In the event of any conflict between the provisions of the Plan and the provisions of this letter, the terms, conditions and provisions of the Plan shall control, and this letter shall be deemed to be modified accordingly.

10. You agree to advise MFB immediately upon any sale or transfer of any shares of Common Stock received upon exercise of this option to the extent such sale or transfer takes place prior to the later of (a) two years from the date of grant or (b) one year from the date of exercise of this option.

11. All notices by you to MFB and your exercise of the option herein granted, shall be addressed to MFB Corp., 121 South Church Street, Post Office Box 528, Mishawaka, Indiana 46546, Attention: Secretary, or such other address as MFB may, from time to time, specify.

12. This option may not be exercised until MFB has been advised by counsel that all other applicable legal requirements have been met.

                                            Very truly yours,

                                            MFB CORP.

                 By: ___/s/ Terry L Clark_______________________________________
                      Terry L. Clark, Vice President and Controller

Accepted on the date above written:
/s/ Charles J Viater
-----------------------------
Charles J. Viater